Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-126811

May 1, 2007

BDA Pre-Launch Email

Subject line: iPathSM Exchange Rate ETNs expected to begin trading on or around May 9th

[Name or greeting]

Barclays is pleased to announce the latest additions to the iPath Exchange Traded Note (ETN) family. The following three products are expected to begin trading on the New York Stock Exchange (NYSE) on or around May 9th:

•	iPathSM EUR/USD Exchange Rate ETN

•	iPathSM GBP/USD Exchange Rate ETN

•	iPathSM JPY/USD Exchange Rate ETN

Barclays has applied to list the ETNs on the NYSE under the symbols “ERO,” “GBB” and “JYN,” respectively.

The iPathSM Exchange Rate ETNs will seek to offer investors specific exposures to the currency market—the largest, most liquid financial market in the world. Other advantages of these iPath ETNs include:

•	Transparency

•	Cost efficiency[1]

•	Tax efficiency[2]

•	Low correlation to other asset classes

Click here for the term sheets, preliminary pricing supplements, and accompanying prospectus supplements and prospectuses for the iPathSM Exchange Rate ETNs.

Brokers can place orders for these iPath ETNs by contacting Barclays Capital Inc. Orders need to be placed before 4pm ET on May 7th to receive the offering price of $50 per Security. These iPath ETNs are expected to begin publicly trading on the NYSE on or around May 9th. If you have any questions, please call 1-877-76-iPATH.

For information on other iPath ETNs, visit www.iPathETN.com.

•	iPathSM Dow Jones-AIG Commodity Index Total ReturnSM ETN (Ticker: DJP)

•	iPathSM GSCI® Total Return Index ETN (Ticker: GSP)

•	iPathSM Goldman Sachs Crude Oil Total Return Index ETN (Ticker: OIL)

•	iPathSM MSCI India IndexSM ETN (Ticker: INP)

I would welcome the opportunity to discuss these innovative new investment vehicles with you.

Best regards,

[Name]

Barclays Global Investors Services

[1]

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

[2]

The sale, redemption or maturity of the Securities will generate tax consequences. In certain cases, you may be required to make a specific election in order to receive the most favorable tax treatment. For a more complete description, please see the description of the US federal income tax treatment in the applicable Pricing Supplement at www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to the performance of a foreign currency exchange rate is subject to risks associated with fluctuations, particularly a decline, in the price of the applicable single foreign currency relative to the U.S. dollar. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, and global or regional economic, financial, political, regulatory, geographical or judicial events. Currency exchange rates may be extremely volatile, and exposure to a single currency can lead to significant losses.

Barclays Bank PLC and its affiliates, including BGINA and its affiliates, and BCI and its affiliates, do not provide tax advice. Please note that (i) any discussion of US tax matters contained in this communication (including any attachments) cannot be used by you for the purpose of avoiding tax penalties; (ii) this communication was written to support the promotion or marketing of the matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

“Dow Jones,” “AIG®,” “Dow Jones-AIG Commodity Index Total ReturnSM,” “DJAIGCISM,” and “Dow Jones – AIG Commodity IndexSM” are registered trademarks or servicemarks of Dow Jones and Company, Inc., and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones – AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp (“AIG-FP”), American International Group, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG, AIG-FP, or any of their respective affiliates or subsidiaries makes any representation regarding the advisability of investing in such products.

Goldman Sachs is a trademark or service mark of Goldman, Sachs & Co. and has been licensed for use by Barclays Bank PLC in connection with the Securities. GSCI®, GSCI® Index, GSCI® Total Return Index, Goldman Sachs Crude Oil Total Return Index and Goldman Sachs Commodity Index are trademarks or service marks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC, through Goldman Sachs, in connection with the Securities.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

© 2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 4392-iP-0507

· NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE